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                           July 20, 2023

       Dara Khosrowshahi
       Chief Executive Officer and Director
       Uber Technologies, Inc.
       1515 3rd Street
       San Francisco, CA 94158

                                                        Re: Uber Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-38902

       Dear Dara Khosrowshahi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDA, page 60

   1. We note one of the adjustments to your non-GAAP measure removes "certain legal, tax, and regulatory reserve
changes and settlements.    Please explain to us and quantify each
                                                        component within this
non-GAAP adjustment, including your basis for concluding each component of this
adjustment is consistent with the Commission   s Compliance and
                                                        Disclosure
Interpretations for Non-GAAP Financial Measures and Item 10(e) of
                                                        Regulation S-K. With
regards to your adjustment including    certain    reserve changes and
                                                        settlements, please
tell us how you determine which reserve changes and settlements are included and which are
excluded.
 Dara Khosrowshahi
Uber Technologies, Inc.
July 20, 2023
Page 2
Notes to Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies Revenue Recognition - Mobility and Delivery Agreements, page 86

2. We note your disclosure that modifications to your Delivery and Mobility arrangements in certain markets in 2020 and 2022 resulted in the recognition of revenue on a gross basis as a principal. With reference to ASC 606-10-50-5 and ASC 606-10-55-89 through 91, and to the extent material, please tell us your consideration of disclosing the amounts of revenues recognized on a gross basis as a principal and the amounts recognized on a net basis as an agent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Adam Phippen at
(202) 551-
3336 if you have any questions.



FirstName LastNameDara Khosrowshahi                           Sincerely,
Comapany NameUber Technologies, Inc.
                                                              Division of
Corporation Finance
July 20, 2023 Page 2                                          Office of Trade &
Services
FirstName LastName